AR VF 3-5-02



02005849

ITED STATES
) EXCHANGE COMMISSION
ngton, D.C. 20549

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SEC FILE NUMBER
8- 25258

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


FEB 27 2002
840

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

U.S. CAPITAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1750 E. Sunrise Boulevard
(No. and Street)

Fort Lauderdale, Florida 33304
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GLEN GILBERT (954) 760-5223
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MORRISON, BROWN, ARGIZ & COMPANY
(Name — if individual, state last, first, middle name)

1001 Brickell Bay Drive, 9th Floor, Miami, Florida 33131
(Address) (City) (State) (Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL P

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

3/15/02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GLEN GILBERT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U.S. CAPITAL SECURITIES, INC., as of DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

No exceptions

Signature

Exeutive Vice President

Title

Notary Public



Jeanne D. Hughes
MY COMMISSION # CC989235 EXPIRES
February 18, 2005
BONDED THRU TROY FAIN INSURANCE, INC.

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
_ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
_ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
_ (m) A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MORRISON, BROWN, ARGIZ
certified public accountants  COMPANY

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholder
U.S. Capital Securities, Inc.
(A Wholly-Owned Subsidiary of BFC Financial Corporation)

We have audited the accompanying statements of financial condition of U.S. Capital Securities, Inc. (a wholly-owned subsidiary of BFC Financial Corporation) as of December 31, 2001 and 2000, and the related statements of income, changes in shareholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of U.S. Capital Securities, Inc. (a wholly-owned subsidiary of BFC Financial Corporation) as of December 31, 2001 and 2000, and the results of its operations, and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morrison, Brown, Argiz & Company

Certified Public Accountants
Miami, Florida
January 17, 2002

1001 Brickell Bay Drive, 9th Floor, Miami, Florida, 33131 phone 305.373.5500 fax 305.373.0056 http://www.mba-cpa.com
1113 Spruce Street, Suite 301, Boulder, Colorado 80302 phone 303.381.2550 fax 303.381.2551

U.S. CAPITAL SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF BFC FINANCIAL CORPORATION)
FINANCIAL STATEMENTS
TABLE OF CONTENTS

U.S. CAPITAL SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF BFC FINANCIAL CORPORATION)
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31,

	2001	2000
ASSETS		
Cash and cash equivalents	$ 68,144	$ 66,768
LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES		
Due to parent, BFC Financial Corporation	$ 260	$ 364
SHAREHOLDER'S EQUITY		
Common stock, 10,000 shares of $.05 par value authorized; 500 shares issued and outstanding	25	25
Additional paid-in capital	9,540	9,540
Retained earnings	58,319	56,839
	67,884	66,404
	$ 68,144	$ 66,768

The accompanying notes are an integral part of these financial statements.

U.S. CAPITAL SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF BFC FINANCIAL CORPORATION)
STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31,

	2001	2000
REVENUES	$ 5,000	$ 5,000
OPERATING EXPENSES		
Legal and accounting	2,150	2,309
Licenses and taxes	487	338
Registration fees	861	534
Insurance	362	299
Other	249	47
TOTAL OPERATING EXPENSES	4,109	3,527
OPERATING INCOME	891	1,473
INTEREST INCOME	849	954
INCOME BEFORE INCOME TAXES	1,740	2,427
INCOME TAXES	260	364
NET INCOME	$ 1,480	$ 2,063

The accompanying notes are an integral part of these financial statements.

U.S. CAPITAL SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF BFC FINANCIAL CORPORATION)
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Beginning balances, January 1, 2000	$ 25	$ 9,540	$ 54,776	$ 64,341
Net income	-	-	2,063	2,063
Ending balances, December 31, 2000	25	9,540	56,839	66,404
Net income	-	-	1,480	1,480
Balances, December 31, 2001	$ 25	$ 9,540	$ 58,319	$ 67,884

The accompanying notes are an integral part of these financial statements.

U.S. CAPITAL SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF BFC FINANCIAL CORPORATION)
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31,

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 1,480	$ 2,063
Adjustment to reconcile net income to net cash provided by operating activities:		
Increase (decrease) in due to parent	(104)	259
NET CASH PROVIDED BY OPERATING ACTIVITIES AND NET INCREASE IN CASH AND CASH EQUIVALENTS	1,376	2,322
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	66,768	64,446
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 68,144	$ 66,768
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for income taxes	$ 364	$ 105

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

U.S. Capital Securities, Inc. (the "Company") operates as a broker/dealer in securities and is so registered with the United States Securities and Exchange Commission, the Florida Division of Securities and the National Association of Securities Dealers, Inc. (NASD). Consequently, its record keeping is subject to the rules and regulations prescribed by these Agencies. The Company is primarily engaged in the business of providing investment advice to BFC Financial Corporation (Parent Company) regarding the Parent's existing and prospective investments and has also notified the NASD that it will be making occasional sales of real estate limited partnership units. The Company shares the office facilities and employees of its Parent at no cost to the Company.

NOTE 2 - ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2001 and 2000, and revenues and expenses during the periods then ended. The actual outcome of these estimates could differ from the estimates made in the preparation of the financial statements.

NOTE 3 - NET CAPITAL RULE

The Company is subject to the "Net Capital Rule" of the United States Securities and Exchange Commission which requires that the Company's "Aggregate Indebtedness", as defined, shall not exceed 1,500% of "Net Capital", as defined. At December 31, 2001 and 2000, the Company's "Net Capital" was $67,884 and $66,404, respectively, and the "Required Net Capital", as defined, was $5,000. The ratio of "Aggregate Indebtedness" to "Net Capital" was .004 to 1 in 2001 and .005 to 1 in 2000.

NOTE 4 - INCOME TAXES

The Company's operating results are included in the consolidated State and Federal income tax returns filed by BFC Financial Corporation. For financial statement purposes, income taxes have been calculated as if the Company was filing separate returns. Any liability or receivable resulting from such computation will be settled with BFC Financial Corporation.

ACCOMPANYING INFORMATION

U.S. CAPITAL SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF BFC FINANCIAL CORPORATION)
(SEE INDEPENDENT AUDITOR'S REPORT)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

CREDITS	
Shareholder's equity	$ 67,884
DEBITS	-
NET CAPITAL	67,884
MINIMUM NET CAPITAL REQUIREMENT	
6 2/3% of aggregate indebtedness of $260 or $5,000, whichever is greater	5,000
EXCESS NET CAPITAL	$ 62,884
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.004 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS	
Due to parent, BFC Financial Corporation	$ 260

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART IIA FILING

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

At December 31, 2001, as well as during the year then ended, U.S. Capital Securities, Inc. was not required to make Computations for Determination of Reserve Requirements pursuant to Rule 15c3-3, as it is exempt under Section (k)(2)(i); a "Special Account for the Exclusive Benefit of Customers" is maintained.

SUBORDINATED LIABILITIES

At December 31, 2001, and during the year then ended, there were no liabilities subordinated to the claims of general creditors.

Independent Auditor's Report on Internal Control

Required by Rule 17a-5 of the

Securities and Exchange Commission

MORRISON, BROWN, ARGIZ

certified public accountants  COMPANY

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Shareholder
U.S. Capital Securities, Inc.
(A Wholly-Owned Subsidiary of BFC Financial Corporation)

In planning and performing our audit of the financial statements and accompanying information of U.S. Capital Securities, Inc. (a wholly-owned subsidiary of BFC Financial Corporation) (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1001 Brickell Bay Drive, 9th Floor, Miami, Florida, 33131 phone 305.373.5500 fax 305.373.0056 http://www.mba-cpa.com

1113 Spruce Street, Suite 301, Boulder, Colorado 80302 phone 303.381.2550 fax 303.381.2551

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, shareholder, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Certified Public Accountants
Miami, Florida
January 17, 2002

U.S. Capital Securities, Inc.
(A Wholly-Owned Subsidiary of
BFC Financial Corporation)

Financial Statements

December 31, 2001 and 2000